Pacific Northwest Productions, Inc.
                              7164 Scott Road
                      Surrey, B.C., Canada   V3W 3M8
                            Tel: (604) 572-9863
                            Fax: (604)594-9861

March 31, 2005


William A. Bennett, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 05-11
Washington, D.C. 20549


RE:  Pacific Northwest Productions, Inc.
     Registration Statement on Form SB-2
     File Number 333-119985
     Amendment No. 1 Filed February 3, 2005

Dear Mr. Bennett:
In response to your letter of February 24, 2005 and in keeping with our telephone conversation regarding the updating requirements of
Item 310(g) of Regulation S-B, I herewith respectfully submit Amendment No. 3 to our Form SB-2 Registration Statement. The following responses to your letter are keyed to correspond to your enumerated comments:

Summary of Prospectus
---------------------
1.  Please see the corrected disclosure in this subsection on page 5.

Risk Factors
------------
2-3.  Please see revised risk factor 9 on page 9.

Selling Security Holders
------------------------
4. The erroneous disclosure has been deleted; our principals have no intention of selling their shares. Please see the revised table on page 13 and the revised table in Item 26 of Part II on page 51.

Plan of Distribution
--------------------
5. Please see the fourth paragraph on page 15, which has been reconciled with the offering expense disclosure in Item 25 of Part II on page 50.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------
6. Please see the revised first paragraph of this section on page 18.




Description of Securities
-------------------------
7. Please see the corrected Exhibit 3.1 filed with this Amendment 2, as well as the paper copy attached hereto; the disclosure in the Description of Securities section on page 19 remains correct.

Description of Business
-----------------------
8. Please see the revised bullet point 3 on page 22. In addition, we have attempted to clarify the "reference to 128" in bullet point 4; please see the revised bullet point 4 on page 22.

9. Please see the revised disclosure in the Employees subsection on page 31.

10. Please see the last sentence of bullet point 4 on page 22.

11. Please see the last paragraph on page 23.

Software and Equipment
----------------------
12. Please see the revised Software and Equipment subsection on page 25; all computer jargon has been removed, as suggested.

Competition
-----------
13. Please see the revised disclosures in this subsection on page 29; the subject paragraph has been deleted.

14. Please see the new Risk Factor 6 on page 9. (All other risk factors have been renumbered accordingly.) In addition, please see the third paragraph on page 29, added to the Competition subsection.

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------
15. Please see the updated milestones on pages 32-33.

Financial Statements
--------------------
Independent Auditor's Report
----------------------------
16. Please see the revised Auditor's Report at page 41.

General
-------
17. Our December 31, 2004 year end audited financial statements are included in this Amendment No. 3 and a current consent of our auditors is included as Exhibit 23.1.

Thank you for your kind cooperation and assistance in the review of our registration statement. Please contact the undersigned if you have any further questions or comments.

Sincerely,

/s/ Deljit Bains,
President & CEO